Cogdell Spencer Inc.

4401 Barclay Downs Drive, Suite 300

Charlotte, North Carolina 28209

March 23, 2012

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Cogdell Spencer Inc. Request for Withdrawal of Registration Statement on Form S-3 File No. 333-175316

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cogdell Spencer Inc., a Maryland corporation (the “Company”), hereby requests that the U.S.  Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-175316) as filed with the Commission on July 1, 2011, together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was originally filed to register shares of the Company’s common stock for resale by selling stockholders (the “Resale Securities”).  The Registration Statement was never declared effective by the Commission, and no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Company was not required to file the Registration Statement as the Resale Securities continue to be registered on the Company’s Registration Statement on Form S-3 (File No. 333-151496) and on the Company’s Registration Statement on Form S-3 (File No. 333-139706), pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended. Accordingly, the Company has determined that it is consistent with the public interest and the protection of investors to withdraw the Registration Statement at this time.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  We note that this application is for the withdrawal of an entire registration statement before its effective date, and therefore, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after such date, the Commission notifies the Company that the application for withdrawal will not be granted.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Lesley H. Solomon of Alston & Bird LLP, legal counsel to the Company, via fax at (404) 254-8384 and via mail at Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

If you have any questions regarding this application for withdrawal, please contact Lesley H. Solomon of Alston & Bird LLP at (404) 881-7364.

Sincerely,

Cogdell Spencer Inc.

/s/ Charles M. Handy
Charles M. Handy
Chief Financial Officer

cc:                                              Lesley H. Solomon, Alston & Bird LLP